Exhibit 21.1

Subsidiaries of Ikena Oncology, Inc.

Name	Jurisdiction of Incorporation or Organization
Arrys Therapeutics, Inc.	Delaware
Amplify Medicines, Inc.	Delaware
Ikena Oncology Securities Corporation	Massachusetts